Exhibit (a)(1)(J)

PRESS RELEASE
Editorial Contact:	For Release:
Leen Simonet	IMMEDIATE
(408) 764-4161	March 18, 2011
No. 1280

Coherent, Inc. announces final results of its tender offer

Coherent acquires 454,682 shares at $59.00 per share

Santa Clara, Calif., March 18, 2011—Coherent, Inc. (NASDAQ:COHR) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Friday, March 11, 2011.

Based on the final count by the depositary for the tender offer, Coherent accepted for payment an aggregate of 454,682 shares of its common stock at a purchase price of $59.00 per share.  These shares represent approximately 1.8% percent of the shares issued and outstanding.  The depositary will promptly pay for the shares accepted for purchase.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated February 10, 2011, in which the Company offered to purchase up to 1,271,000 shares at a price not less than $53.00 per share and not greater than $59.00 per share, filed with the Securities and Exchange Commission on February 10, 2011, as amended on March 14, 2011.

BofA Merrill Lynch is the dealer manager for the tender offer.  The information agent is Georgeson Shareholder Communications Inc., and the depositary is American Stock Transfer & Trust Company.  For questions and information, please call the information agent toll-free at (866) 482-5026.

Founded in 1966, Coherent, Inc. is a world leader in providing photonics based solutions to the commercial and scientific research markets and part of the Russell 2000.

Please direct any questions to Leen Simonet, Executive Vice President and Chief Financial Officer at 408-764-4161.

5100 Patrick Henry Dr. • P. O. Box 54980, Santa Clara, California  95056—0980 • Telephone (408) 764-4000